Filed Pursuant to Rule 424(b)(2)

Registration No. 333-257113

Pricing Supplement dated July 18, 2023 (To Equity Index Underlying Supplement dated September 2, 2021, Prospectus Supplement dated September 2, 2021,and Prospectus dated September 2, 2021)

Canadian Imperial Bank of Commerce Trigger GEARS

$5,685,900 Notes Linked to an International Equity Index Basket due on July 23, 2026

Investment Description
These Trigger GEARS (the “Notes”) are senior unsecured debt securities issued by Canadian Imperial Bank of Commerce (“CIBC”) with returns linked to an unequally-weighted basket (the “Basket”) consisting of the following 5 equity indices (each, a “Basket Component”), with the applicable basket component weighting in parenthesis: the EURO STOXX 50® Index (40.00%), the Nikkei 225 Index (25.00%), the FTSE® 100 Index (17.50%), the Swiss Market Index® (10.00%) and the S&P®/ASX 200 Index (7.50%). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Basket Return is greater than zero, CIBC will pay the principal amount at maturity plus a return equal to the Upside Gearing multiplied by the Basket Return. If the Basket Return is equal to or less than zero but greater than or equal to -25% (the “Trigger Amount”), CIBC will pay the full principal amount at maturity. However, if the Basket Return is less than the Trigger Amount, CIBC will pay less than the full principal amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Basket Return. Investing in the Notes involves significant risks. The Notes do not pay any interest. You may lose some or all of your principal amount. Any payment on the Notes, including any repayment of principal at maturity, is subject to the creditworthiness of CIBC. If CIBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

☐  Enhanced Growth Potential: At maturity, the Notes enhance any positive Basket Return. If the Basket Return is negative, investors may be exposed to the downside market risk of the negative Basket Return at maturity.

☐  Contingent Repayment of Principal at Maturity: If the Basket Return is equal to or less than zero but greater than or equal to the Trigger Amount, CIBC will repay the principal amount at maturity. However, If the Basket Return is less than the Trigger Amount, investors will be exposed to the full downside performance of the Basket and CIBC will pay less than the full principal amount at maturity, resulting in a loss of principal that is proportionate to the negative Basket Return. Accordingly, you could lose some or all of the principal amount. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of CIBC.

Key Dates

Trade Date	July 18, 2023
Settlement Date	July 20, 2023
Final Valuation Date[1]	July 20, 2026
Maturity Date[1]	July 23, 2026

1 See page PS-4 for additional details.

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE NOTES MAY NOT OBLIGATE CIBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES. THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE BASKET, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF CIBC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE PS-6 AND THE MORE DETAILED ‘‘RISK FACTORS’’ BEGINNING ON PAGE S-1 OF THE ACCOMPANYING UNDERLYING SUPPLEMENT, BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PAGE 1 OF THE ACCOMPANYING PROSPECTUS BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 thereof.

Basket	Basket Starting Value	Upside Gearing	Downside Threshold	Trigger Amount	CUSIP/ISIN
The EURO STOXX 50® Index (“SX5E”), the Nikkei 225 Index (“NKY”), the FTSE® 100 Index (“UKX”), the Swiss Market Index® (“SMI”) and the S&P®/ASX 200 Index (“AS51”)	100	2.01	75, which is 75% of the Basket Starting Value	-25%	13608M621 / US13608M6214

See “Additional Information about the Notes” on page PS-2. The Notes offered will have the terms specified in the accompanying prospectus, prospectus supplement and underlying supplement, and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of the Notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation (the “CDIC”), the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The Notes are not bail-inable debt securities (as defined on page 6 of the prospectus). The Notes will not be listed on any securities exchange.

The initial estimated value of the Notes on the Trade Date as determined by CIBC is $9.868 per $10.00 principal amount of the Notes, which is less than the price to public. See “Key Risks—General Risks” beginning on page PS-7 of this pricing supplement and “The Bank’s Estimated Value of the Notes” on page PS-18 of this pricing supplement for additional information.

	Price to Public		Underwriting Discount(1)		Proceeds to Us
Notes Linked to:	Total	Per Note	Total	Per Note	Total	Per Note
An International Equity Index Basket	$5,685,900.00	$10.00	$0.00	$0.00	$5,685,900.00	$10.00

(1) CIBC World Markets Corp. (“CIBCWM”), our affiliate, will purchase the Notes and, as part of the distribution of the Notes, will sell all of the Notes to UBS Financial Services Inc. (“UBS”) at no discount. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-18 of this pricing supplement for additional information.

UBS Financial Services Inc.	CIBC Capital Markets

Additional Information About the Notes

You should read this pricing supplement together with the prospectus dated September 2, 2021 (the “prospectus”), the prospectus supplement dated September 2, 2021 (the “prospectus supplement”) and the Equity Index Underlying Supplement dated September 2, 2021 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, UBS and our respective affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We, CIBCWM and UBS are not making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us, CIBCWM or UBS, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦	Underlying supplement dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112442/tm2123981d23_424b5.htm

♦	Prospectus supplement dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

♦	Prospectus dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦	You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may be exposed to similar downside market risk as the Basket.

♦	You believe that the Basket will appreciate over the term of the Notes.

♦	You would be willing to invest in the Notes based on the Upside Gearing indicated on the cover hereof.

♦	You understand and accept the risks associated with the Basket and the Basket Components.

♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the value of the Basket.

♦	You are willing to hold the Notes to maturity and do not seek an investment for which there is an active secondary market.

♦	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by CIBC or another issuer with a similar credit rating.

♦	You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in a Basket Component.

♦	You are willing to assume the credit risk of CIBC, as Issuer of the Notes, and understand that if CIBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦	You seek an investment that is designed to return your full principal amount at maturity.

♦	You are not willing to make an investment in which you could lose some or all of your principal amount and you are not willing to make an investment that may be exposed to similar downside market risk as the Basket.

♦	You believe that the value of the Basket will decrease during the term of the Notes.

♦	You are not willing to invest in the Notes based on the Upside Gearing indicated on the cover hereof.

♦	You do not understand or accept the risks associated with the Basket or any Basket Component.

♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the value of the Basket.

♦	You are unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by CIBC or another issuer with a similar credit rating.

♦	You seek current income from your investment or prefer to receive the dividends paid on the stocks included in a Basket Component.

♦	You are not willing or are unable to assume the credit risk of CIBC, as Issuer of the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. For more information about the Basket and the Basket Components, see “Information About the Basket and the Basket Components” in this pricing supplement and “Index Descriptions—The EURO STOXX 50® Index” beginning on page S-12, “—The Nikkei Stock Average Index” beginning on page S-29, “—The FTSE® 100 Index” beginning on page S-15, “—The Swiss Market Index®” beginning on page S-50, and “—The S&P®/ASX 200 Index” beginning on page S-35 of the accompanying underlying supplement. You should also review carefully the “Key Risks” herein and the more detailed “Risk Factors” beginning on page S-1 of the underlying supplement and beginning on page S-1 of the accompanying prospectus supplement.

Final Terms

Issuer:	Canadian Imperial Bank of Commerce
Principal Amount:	$10.00 per Note (subject to a minimum investment of $1,000).
Term:	Approximately 3 years
Trade Date:	July 18, 2023
Settlement Date:	July 20, 2023
Final Valuation Date[1]:	July 20, 2026
Maturity Date[1]:	July 23, 2026
Reference Asset:	An unequally-weighted basket (the “Basket”) consisting of the EURO STOXX 50® Index (Ticker: “SX5E”), the Nikkei 225 Index (Ticker: “NKY”), the FTSE® 100 Index (Ticker: “UKX”), the Swiss Market Index® (Ticker: “SMI”) and the S&P®/ASX 200 Index (Ticker: “AS51”).
Basket Component Weightings:	40.00% for SX5E, 25.00% for NKY, 17.50% for UKX, 10.00% for SMI and 7.50% for AS51.
Upside Gearing:	2.01
Trigger Amount:	-25%
Downside Threshold:	75, which is 75% of the Basket Starting Value
Payment at Maturity (per $10 Note):

You will receive a cash payment on the Maturity Date calculated as follows:

If the Basket Return is greater than zero:

$10 + ($10 × Basket Return × Upside Gearing)

If the Basket Return is equal to or less than zero but greater than or equal to the Trigger Amount:

$10

If the Basket Return is less than the Trigger Amount:

$10 + ($10 × Basket Return)

In this case, you will have a loss of principal that is proportionate to the negative Basket Return, and you will lose some or all of your principal amount.

Basket Return:	Basket Ending Value – Basket Starting Value Basket Starting Value
Basket Starting Value:	100
Basket Ending Value:

The Basket Ending Value will be calculated as follows:

100 + [100 x (the sum of the products of each Basket Component Return multiplied by its respective Basket Component Weighting)]

Each Basket Component Return in the formula above refers to the final return for that Basket Component, which reflects the performance of that Basket Component, expressed as a percentage, from its Initial Level to its Final Level, calculated as follows:

Final Level – Initial Level

Initial Level

Initial Level:	4,369.73 with respect to the SX5E, 32,493.89 with respect to the NKY, 7,453.69 with respect to the UKX, 11,103.55 with respect to the SMI, and 7,283.775 with respect to the AS51, each of which was its Closing Level on the Trade Date.
Final Level:	With respect to each Basket Component, its Closing Level on the Final Valuation Date.
Calculation Agent:	Canadian Imperial Bank of Commerce
CUSIP/ISIN:	13608M621 / US13608M6214

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT AT MATURITY. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF CIBC. IF CIBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

1 The Final Valuation Date and the Maturity Date are subject to postponement in the event of a Market Disruption Event or non-trading day, as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” and “—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.

Investment Timeline

The Initial Levels of the Basket Components were determined, the Basket Starting Value was set to 100, and the terms of the Notes were set.

The Final Level of each Basket Component is observed and the Basket Ending Value and the Basket Return are determined on the Final Valuation Date.

If the Basket Return is greater than zero, CIBC will pay you a cash payment per Note equal to:

$10 + ($10 × Basket Return × Upside Gearing)

If the Basket Return is equal to or less than zero but greater than or equal to the Trigger Amount, CIBC will pay you the $10 principal amount per Note.

If the Basket Return is less than the Trigger Amount, CIBC will pay you a cash payment at maturity that will be less than the principal amount of $10 per Note, resulting in a loss of principal that is proportionate to the negative Basket Return, equal to:

$10 + ($10 × Basket Return).

In this case, you could lose up to 100% of the principal amount of the Notes.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here. However, CIBC urges you to read the more detailed explanation of risks relating to the Notes in the “Risk Factors” section of the accompanying underlying supplement and the accompanying prospectus supplement. CIBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

Structure Risks

♦	Risk of Loss at Maturity – The Notes differ from ordinary debt securities in that CIBC will not necessarily pay the full principal amount of the Notes at maturity. The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and to the extent which, the Basket Return is positive or negative and if the Basket Return is negative, whether the Basket Return is below the Trigger Amount. If the Basket Return is below the Trigger Amount, CIBC will pay you less than the principal amount at maturity, resulting in a loss of principal equal to the negative Basket Return. Accordingly, you could lose up to 100% of the principal amount of the Notes.

♦	The Contingent Repayment of Principal Applies Only if You Hold the Notes to Maturity – You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss even if the value of the Basket is above the Downside Threshold.

♦	The Upside Gearing Applies Only if You Hold the Notes to Maturity – You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Upside Gearing or the Notes themselves, and the return you realize may be less than the Upside Gearing times the Basket Return, even if that return is positive. You can receive the full benefit of the Upside Gearing only if you hold your Notes to maturity.

♦	No Interest Payments – CIBC will not make any interest payments with respect to the Notes.

Reference Asset Risks

♦	The Basket Components May Not Move in Tandem, and an Increase in the Level of One Basket Component May Be Offset by Lower Performance of One or More of the Other Basket Components — Changes in the levels of one or more of the Basket Components may not correlate with changes in the levels of one or more of the other Basket Components. The levels of one or more Basket Components may increase, while the levels of one or more of the other Basket Components may decrease or not increase as much. Therefore, in calculating the value of the Basket at any time, increases in the level of one Basket Component may be moderated or wholly offset by decreases or lesser increases in the levels of one or more of the other Basket Components. Because the weightings of the Basket Components are not equal, adverse changes in the levels of the Basket Components which are more heavily weighted could have a greater impact upon your Notes.

♦	The Notes Will Be Subject to Risks Associated with Non-U.S. Companies — Each Basket Component tracks the common stocks of non-U.S. companies. An investment in securities linked to the level of an index that tracks the common stocks of non-U.S. companies involves risks associated with the home countries of such non-U.S. companies. The prices of such non-U.S. companies’ common stocks may be affected by political, economic, financial and social factors in the home country of each such non-U.S. company, including changes in such country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could adversely affect the value of the Notes.

The foreign securities tracked by such an index may have less liquidity and could be more volatile than the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may adversely affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Basket and, as a result, the return on the Notes.

♦	The Notes Will Not Be Adjusted for Changes in Exchange Rates — Although the equity securities that are included in each Basket Component are traded in foreign currencies, and your Notes are denominated in U.S. dollars, such Basket Component and the amount payable on the Notes will not be adjusted for changes in the exchange rates between the U.S. dollar and the foreign currencies. Changes in exchange rates, however, may also reflect changes in the foreign economies that in turn may affect the level of such Basket Component, and therefore the return on your Notes. The amount we will pay in respect of your Notes will be determined solely in accordance with the procedures described in this pricing supplement.

♦	Owning the Notes Is Not the Same as Owning the Stocks Included in a Basket Component — The return on your Notes may not reflect the return you would realize if you actually owned the stocks included in a Basket Component. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in a Basket Component would have. Furthermore, a Basket Component and the stocks included in a Basket Component may appreciate substantially during the term of your Notes, and you will not fully participate in such appreciation.

♦	Changes Affecting a Basket Component May Adversely Affect Its Level — The policies of a Basket Component sponsor concerning additions, deletions and substitutions of the stocks included in that Basket Component and the manner in which a Basket Component sponsor takes account of certain changes affecting those stocks included in that Basket Component may adversely affect the level of that Basket Component. The policies of a Basket Component sponsor with respect to the calculation of that Basket Component could also adversely affect the level of that Basket Component. A Basket Component sponsor may discontinue or suspend calculation or dissemination of that Basket Component. Any such actions could have an adverse effect on the level of a Basket Component and consequently, the value of the Basket and the return on the Notes.

Conflicts of Interest

♦	Certain Business, Trading and Hedging Activities of Us, UBS, and Our Respective Affiliates May Create Conflicts With Your Interests and Could Potentially Adversely Affect the Value of the Notes — We, UBS, and our respective affiliates may engage in trading and other business activities related to a Basket Component or any securities included in a Basket Component that are not for your account or on your behalf. We, UBS, and our respective affiliates also may issue or underwrite other financial instruments with returns based upon a Basket Component. These activities may present a conflict of interest between your interest in the Notes and the interests that we, UBS, and our respective affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. In addition, we, UBS, and our respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could adversely affect the value of the Basket, and therefore, the market value of the Notes. These trading and other business activities, if they affect the value of the Basket or secondary trading in your Notes, could be adverse to your interests as a beneficial owner of the Notes.

Moreover, we, UBS, and our respective affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes and making the assumptions and inputs used to determine the pricing of the Notes and the initial estimated value of the Notes when the terms of the Notes were set. We expect to hedge our obligations under the Notes through CIBCWM, UBS, one of our or its affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the Notes. Any of these hedging activities may adversely affect the value of the Basket and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In connection with such activities, the economic interests of us, UBS, and our respective affiliates may be adverse to your interests as an investor in the Notes. Any of these activities may adversely affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, UBS, one or more of our respective affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, UBS, our respective affiliates or any unaffiliated counterparty receive for the sale of the Notes, which creates an additional incentive to sell the Notes to you. We, UBS, our respective affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes.

♦	There Are Potential Conflicts of Interest Between You and the Calculation Agent — The calculation agent will determine, among other things, the amount of payments on the Notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting a Basket Component has occurred, and determine the Closing Level of a Basket Component if the scheduled Final Valuation Date is postponed to the last possible day with respect to a Basket Component. See “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Risks

♦	The Tax Treatment of the Notes Is Uncertain — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

General Risks

♦	Payments on the Notes Are Subject to Our Credit Risk, and Actual or Perceived Changes in Our Creditworthiness Are Expected to Affect the Value of the Notes — The Notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the Notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. All payments to be made on the Notes depend on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes. If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

♦	The Notes Will Be Subject to Risks Under Canadian Bank Resolution Powers — Under Canadian bank resolution powers, the CDIC may, in circumstances where the Bank has ceased, or is about to cease, to be viable, assume temporary control or ownership of the Bank and may be granted broad powers by one or more orders of the Governor in Council (Canada), each of which we refer to as an “Order,” including the power to sell or dispose of all or a part of the assets of the Bank, and the power to carry out or cause the Bank to carry out a transaction or a series of transactions the purpose of which is to restructure the business of the Bank. If the CDIC were to take action under the Canadian bank resolution powers with respect to the Bank, this could result in holders or beneficial owners of the Notes being exposed to losses.

♦	The Bank’s Initial Estimated Value of the Notes Is Lower Than the Initial Issue Price (Price to Public) of the Notes — The initial issue price of the Notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the Notes, as well as hedging the Notes, are included in the initial issue price of the Notes. See “The Bank’s Estimated Value of the Notes” on page PS-18 of this pricing supplement.

♦	The Bank’s Initial Estimated Value Does Not Represent Future Values of the Notes and May Differ From Others’ Estimates — The Bank’s initial estimated value of the Notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the Notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the Notes could change significantly based on, among other things, changes in market conditions, including the value of the Basket, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which CIBCWM or any other party would be willing to buy the Notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other party would be willing to buy the Notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” on page PS-18 of this pricing supplement.

♦	The Bank’s Initial Estimated Value of the Notes Was Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt — The internal funding rate used in the determination of the Bank’s initial estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked Notes had an adverse effect on the economic terms of the Notes and the initial estimated value of the Notes on the Trade Date, and could have an adverse effect on any secondary market prices of the Notes. See “The Bank’s Estimated Value of the Notes” on page PS-18 of this pricing supplement.

♦	If CIBCWM Were to Repurchase Your Notes After the Settlement Date, the Price May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period — While CIBCWM may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Settlement Date at which it would be willing to repurchase the Notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately 3 months after the Trade Date, the price at which CIBCWM may repurchase the Notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the Notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the Notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the Notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the Notes at that time, and could be lower than CIBCWM’s price.

♦	Economic and Market Factors May Adversely Affect the Terms and Market Price of the Notes Prior to Maturity — Because structured notes, including the Notes, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity. These factors include the levels of the Basket Components; the volatility of the Basket Components; the dividend rate paid on stocks included in a Basket Component; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of CIBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦	The Notes Will Not Be Listed on Any Securities Exchange and We Do Not Expect a Trading Market for the Notes to Develop — The Notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates intend to purchase the Notes from holders, they are not obligated to do so and are not required to make a market for the Notes. There can be no assurance that a secondary market will develop for the Notes. Because we do not expect that any market makers will participate in a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your Notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your Notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the Notes to maturity.

Hypothetical Scenario Analysis and Examples

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Basket relative to the Basket Starting Value. The hypothetical terms used below are not the actual terms. The actual terms are indicated on the cover of this pricing supplement. We cannot predict the Basket Ending Value. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Basket. The numbers appearing in the examples below may have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity per $10.00 Note on a hypothetical offering of the Notes, based on the following terms:

Investment Term:	Approximately 3 years

Upside Gearing:	2.01

Trigger Amount:	-25%

Basket Starting Value:	100.00

Downside Threshold:	75.00 (75.00% of the Basket Starting Value)

Example 1— The value of the Basket increases from a Basket Starting Value of 100.00 to a Basket Ending Value of 110.00.

Because the Basket Return of 10.00% is greater than zero, the Payment at Maturity for each $10 principal amount of Notes is equal to:

$10.00 + ($10.00 × 10.00% × 2.01)

Payment at Maturity =$12.010

Example 1 shows that the Notes provide a leveraged return if the Basket Return is positive.

Example 2— The value of the Basket decreases from a Basket Starting Value of 100.00 to a Basket Ending Value of 80.00.

Payment at Maturity = $10.000

Because the Basket Return of -20.00% is equal to or less than zero but greater than or equal to the Trigger Amount, the Payment at Maturity is equal to the $10.00 principal amount per Note (a return of 0%).

Example 2 shows that you will receive the principal amount at maturity when the Basket Return is equal to or less than zero but greater than or equal to the Trigger Amount.

Example 3— The value of the Basket decreases from a Basket Starting Value of 100.00 to a Basket Ending Value of 50.00.

Payment at Maturity = $10 + ($10 × -50.00%) = $5.000

Because the Basket Return of -50.00% is less than the Trigger Amount, the Notes will be fully exposed to any decline in the value of the Basket on the Final Valuation Date. In this case, you would incur a loss of 50.00% of the principal amount.

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the value of the Basket if the Basket Return is less than the Trigger Amount. In this case, you will lose some or all of your principal amount at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 principal amount of the Notes.

Hypothetical Basket Ending Value	Hypothetical Basket Return*	Payment at Maturity	Return on Notes at Maturity**
200.00	100.00%	$30.100	201.00%
175.00	75.00%	$25.075	150.75%
150.00	50.00%	$20.050	100.50%
125.00	25.00%	$15.025	50.25%
120.00	20.00%	$14.020	40.20%
110.00	10.00%	$12.010	20.10%
105.00	5.00%	$11.005	10.05%
100.00	0.00%	$10.000	0.00%
90.00	-10.00%	$10.000	0.00%
80.00	-20.00%	$10.000	0.00%
75.00	-25.00%	$10.000	0.00%
74.00	-26.00%	$7.400	-26.00%
50.00	-50.00%	$5.000	-50.00%
25.00	-75.00%	$2.500	-75.00%
0.00	-100.00%	$0.000	-100.00%

* The Basket Return excludes cash dividend payments on the stocks included in a Basket Component.

** This “Return on Notes” is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 principal amount of the Notes to the purchase price of $10 per Note.

Information About the Basket and the Basket Components

The information below are brief descriptions of the Basket Components. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. In addition, information about each Basket Component may be obtained from other sources including, but not limited to, its sponsor’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. None of us, CIBCWM, UBS or any of our respective affiliates makes any representation that such publicly available information regarding any Basket Component is accurate or complete.

The EURO STOXX 50® Index

The EURO STOXX 50® Index (Ticker: “SX5E”) is calculated, maintained and published by STOXX Limited. The SX5E represents the performance of the 50 largest companies among the 20 supersectors in terms of free-float market cap in 8 Eurozone countries. See “Index Descriptions—The EURO STOXX50® Index” beginning on page S-12 of the accompanying underlying supplement for additional information about the SX5E.

The Nikkei 225 Index

The Nikkei 225 Index (Ticker: “NKY”) is calculated, maintained and published by Nikkei Inc. The NKY is a price-weighted equity index, which consists of 225 stocks in the 1st section of the Tokyo Stock Exchange. See “Index Descriptions—The Nikkei Stock Average Index” beginning on page S-29 of the accompanying underlying supplement for additional information about the NKY.

The FTSE® 100 Index

The FTSE® 100 Index (Ticker: “UKX”) is calculated, maintained and published by FTSE Russell. The UKX comprises the 100 most highly capitalised blue chip companies listed on the London Stock Exchange. See “Index Descriptions—The FTSE® 100 Index” beginning on page S-15 of the accompanying underlying supplement for additional information about the UKX.

The Swiss Market Index®

The Swiss Market Index® (Ticker: “SMI”) is calculated, maintained and published by SIX Group Ltd. The SMI is a free-float adjusted market capitalization-weighted price return index of the Swiss equity market. The SMI comprises the 20 largest stocks of the Swiss Performance Index®. The SMI covers approximately 80% of the total capitalisation of the Swiss equity market. See “Index Descriptions—The Swiss Market Index®” beginning on page S-50 of the accompanying underlying supplement for additional information about the SMI.

The S&P®/ASX 200 Index

The S&P®/ASX 200 Index (Ticker: “AS51”) is calculated, maintained and published by S&P Dow Jones Indices LLC. The AS51 is designed to measure the performance of the 200 largest index-eligible stocks listed on the Australian Securities Exchange by float-adjusted market capitalization. See “Index Descriptions—The S&P®/ASX 200 Index” beginning on page S-35 of the accompanying underlying supplement for additional information about the AS51.

Historical Performance of the Basket Components

The graphs below illustrate the performance of each Basket Component from January 1, 2018 to July 18, 2023, based on its daily Closing Levels as reported by Bloomberg L.P. (“Bloomberg”), without independent verification. We have not conducted any independent review or due diligence of the publicly available information from Bloomberg. The historical performance of a Basket Component should not be taken as an indication of its future performance, and no assurances can be given as to the value of the Basket at any time during the term of the Notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Basket will result in the return of any of your investment.

Historical Performance of the EURO STOXX 50® Index
Source: Bloomberg
Historical Performance of the Nikkei 225 Index
Source: Bloomberg

Historical Performance of the FTSE® 100 Index
Source: Bloomberg

Historical Performance of the Swiss Market Index®
Source: Bloomberg

Historical Performance of the S&P®/ASX 200 Index
Source: Bloomberg

Hypothetical Historical Performance of the Basket

The following graph illustrates the hypothetical daily performance of the Basket from January 1, 2018 to July 18, 2023 based on the daily Closing Levels of the Basket Components as reported by Bloomberg, if the value of the Basket was set to equal 100 on January 1, 2018. The hypothetical performance reflects the performance that the Basket would have exhibited based on the actual historical performance of the Basket Components. Neither the hypothetical performance of the Basket nor the actual historical performance of any Basket Components should be taken as indications of future performance. We cannot give you assurance that the performance of the Basket will result in the return of any of your investment.

Hypothetical Historical Performance of the Basket

United States Federal Income Tax Considerations

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the Notes. Except with respect to the section below under “Non-U.S. Holders,” it applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.

The U.S. federal income tax considerations of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the Notes as prepaid derivative contracts. Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your Notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your Notes for more than one year.

The expected characterization of the Notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the Notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. Such alternate treatment could include a requirement that a holder accrue ordinary income over the life of the Notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to the Notes and certain other considerations with respect to an investment in the Notes, you should consider the discussion set forth in “Material U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the Notes for U.S. federal income tax or other tax purposes.

Non U.S.-Holders. A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. We expect that the delta of the Notes will not be one, and therefore, we expect that Non-U.S. Holder should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Basket Components or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of any Basket Component or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Please see the discussion under the section entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplement for a further discussion of the U.S. federal income tax consequences of an investment in the Notes. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the Notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which CIBC is a “specified entity” for purposes of the Hybrid Mismatch Proposals, as defined below (a “Non-Resident Holder”). For these purposes, a “specified shareholder” generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis, and an entity in respect of which CIBC is a ”specified entity” generally includes (i) an entity that is a specified shareholder of CIBC (as defined above), (ii) an entity in which CIBC (either alone or together with entities with whom CIBC is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest, and (iii) an entity in which an entity described in (i) (either alone or together with entities with whom such entity is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

For greater certainty, this summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, including the proposals released on April 29, 2022 with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Proposals”). This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act contained in the Hybrid Mismatch Proposals. Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning Notes under “Material Income Tax Consequences — Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the Notes, interest payable on the Notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the Notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, CIBCWM will purchase the Notes from CIBC for distribution to UBS (the “Agent”). CIBCWM has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Notes at the price to public set forth on the cover hereof.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the Notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Settlement Date.

The Bank’s Estimated Value of the Notes

The Bank’s initial estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Key Risks—The Bank’s Initial Estimated Value of the Notes Was Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the Notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the Notes was determined when the terms of the Notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Key Risks—The Bank’s Initial Estimated Value Does Not Represent Future Values of the Notes and May Differ From Others’ Estimates” in this pricing supplement.

The Bank’s initial estimated value of the Notes is lower than the initial issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the initial issue price of the Notes. These costs include the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Key Risks—The Bank’s Initial Estimated Value of the Notes Is Lower Than the Initial Issue Price (Price to Public) of the Notes” in this pricing supplement.

Validity of the Notes

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated June 15, 2021, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.

In the opinion of Mayer Brown LLP, when the Notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus, the Notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated June 15, 2021, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.